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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *65385*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___*01/01/07*___ AND ENDING ___*12/31/07*___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Centre Capital Advisors, LLC*

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___*10 Elskip Lane*___
                            (No. and Street)

___*Greenwich*___   ___*CT*___   ___*06831*___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___*William J. Crusoe*___   ___*203-531-7626*___
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 0 3 2008

THOMSON
FINANCIAL

___*Joseph Belletti & Company*___
                    (Name – if individual, state last, first, middle name)

___*1225 Franklin Ave., Suite 325, Garden City, NY*___   ___*11530*___
(Address)   (City)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __William J. Crusoe__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Centre Capital Advisors, LLC__ , as of __December 31__ , 20__07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

__Financial Principal__
Title

JENNIFER L. DULIN
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2011

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTRE CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006
AND
INDEPENDENT AUDITORS' REPORT

NONCONFIDENTIAL

CENTRE CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

TABLE OF CONTENTS

Independent Auditors' Report   1

Financial Statements

    Balance Sheet   2

    Notes to Financial Statements   3

JOSEPH BELLETTI CPA P.C.
Certified Public Accountant and Consultant
1225 Franklin Avenue – Suite 325
Garden City, New York 11530
Tel: 516-992-3490
Fax: 516-489-0547

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF CENTRE CAPITAL ADVISORS, LLC

We have audited the accompanying balance sheet of CENTRE CAPITAL ADVISORS, LLC as of December 31, 2007 and 2006 and the related statements of operations and changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CENTRE CAPITAL ADVISORS, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Joseph Belletti CPA P.C.

Garden City, New York
January 19, 2008

CENTRE CAPITAL ADVISORS, LLC

BALANCE SHEET

DECEMBER 31, 2007 AND 2006

A S S E T S

	2007	2006
Cash	$23,503	$39,820
NASD Account	903	825
Prepaid expenses	4,929	5,169
Total assets	$29,335	$45,814

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	2007	2006
Accrued expenses	$4,246	$6,926
Members' Capital	25,089	38,888
Total Liabilities and Members' Capital	$29,335	$45,814

The accompanying notes are an integral part of these financial statements.

CENTRE CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

1 -   ORGANIZATION

The Company provides investment banking services and is a member of the Financial Industry Regulatory Authority ("FINRA").

2 -   SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results may differ from those estimates.

Income taxes

The Company is a Limited Liability Company for Federal and State tax purposes, and accordingly the Company's taxable income is reportable on the individual member's income tax return, and the Company makes no provisions for federal and state income taxes.

Concentration of Credit Risk for Cash

The Company's cash balance is maintained in one bank and is insured by the Federal Deposit Insurance Company for up to $100,000.



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